

**Rockwell Scharer III**
Founder and CEO, DropKey, inc. *Thomas A. Edison ...
4d • Edited •

DropKey is raising funds to scale and grow quickly! Click here to invest in DropKey!
(The JOBS Act signed into law by Obama enables you to invest for as little as $100)
https://lnkd.in/grJ4zSUN
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Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

**MediaBook®**
17 followers
4d •

DropKey is raising funds to scale and grow quickly! Click here to invest in DropKey!
(The JOBS Act signed into law by Obama enabl ...see more